March 26, 2008

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Gateway Tax Credit Fund, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-17711.

Dear Mr. Woody:

This letter is in response to your comment letter dated March 12, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the fiscal year ended March 31, 2007

Item 2.  Properties

We note your response to prior comment 1 and agree that significance levels below 20% do not result in a requirement to provide separate financial statements for Crosstown.  However, it appears that you are required to provide separate summarized financial information for Crosstown under the guidance of Rule 4-08(g) of Regulation S-X as you have indicated that the significance level of Crosstown exceeds 10%.  Please provide separate summarized financial information for this investment in an amended filing.

The Company will amend its March 31, 2007 Annual Report on Form 10-K to provide separate summarized financial information for Crosstown.

The item above, along with the other specific items the Company previously agreed to include in an Amended March 31, 2007 Annual Report on Form 10-K as referenced in its February 12, 2008 response to your comment letter dated January 29, 2008, are hereinafter collectively referred to as the “Amended Form 10-K”.  The Company will file the Amended Form 10-K no later than April 11, 2008.  Upon such filing, the Company considers that it will have appropriately addressed all of the comments and questions which originated from your comment letter dated
January 29, 2008.

On behalf of the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
      Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the
      Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)